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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                 NURESCELL INC.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 par value
                         (Title of Class of Securities)

                                   67057R 101
                                 (CUSIP Number)

                                Lawrence Shatsoff
                       Triton Private Equities Fund, L.P.
                       225 North Market Street, Suite 333
                              Wichita, Kansas 67202
                                 (316) 262-8874
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 16, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

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CUSIP NO. 67057R 101                            SCHEDULE  13D

1. NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Triton Private Equities Fund, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /

3.      SEC USE ONLY

4.      SOURCE OF FUNDS* OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /


6.      CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

                       7. SOLE VOTING POWER
     NUMBER OF            400,000
        SHARES            -----------------------------------------------------
  BENEFICIALLY         8. SHARED VOTING POWER
     OWNED BY             -0-
          EACH            -----------------------------------------------------
    REPORTING          9. SOLE DISPOSITIVE POWER
       PERSON             400,000
         WITH             -----------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          -0-

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             400,000 shares

12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* / /

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%

14.          TYPE OF REPORTING PERSON* PN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT
                                  SCHEDULE 13D


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ITEM 1.           SECURITY AND ISSUER.
--------------------------------------

                  Title of Class: Common Stock, par value $.0001

                  Issuer: Nurescell Inc. ("Issuer")

                  Address of Principal Executive Offices of Issuer:
                           914 Westwood Boulevard, Suite 809
                           Los Angeles, California 90024

ITEM 2.           IDENTITY AND BACKGROUND.
------------------------------------------

                  (a) The reporting person is Triton Private Equities Fund, L.P. ("Triton"). Triton is a Delaware limited partnership. The general partner of Triton is Triton Capital Management, L.L.C. ("TCM"). TCM is a Delaware limited liability company. The members of TCM are John C. Tausche and Lawrence Shatsoff (the "Members").

                  (b) The principal office of Triton is located at 225 North Market Street, Suite 333, Wichita, Kansas 67202. The principal office of TCM is also located at 225 North Market Street, Suite 333, Wichita, Kansas 67202. The business address of each Member is as follows:

                  John C. Tausche - 225 North Market Street, Suite 333, Wichita,
                    Kansas 67202;
                  Lawrence Shatsoff - 39 Hansen Farm Road, North Haven,
                    Connecticut 06473.

                  (c) Triton's principal business is investing directly or indirectly in restricted securities and related derivatives issued by companies meeting its investment criteria. TCM's principal business is to act as the general partner of Triton. The principal employment of each Member and the name, principal business and address of such employer are as follows:

                  John C. Tausche - Self-employed; 225 North Market Street,
                    Suite 333, Wichita, Kansas 67202;
                  Lawrence Shatsoff - Self employed; 39 Hansen Farm Road,
                     North Haven, Connecticut 06473.

                  (d) During the last five years, neither Triton, TCM nor any Member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither Triton, TCM nor any Member has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each Member is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
--------------------------------------------------------------------

         On February 15, 2005, Triton acquired 140,517,011 shares of the Issuer's Common Stock by conversion of $307,029.67 in principal amount and accrued interest owed under the Issuer's Convertible Promissory Note dated March 21, 2003 (the "Convertible Note"). On that same date, Triton sold all of those shares and all other shares of the Issuer owned by Triton in a private transaction for $500,000 in cash (resulting in the sale of a total of 1,237,671,716 shares of the Issuer). As a result, Triton presently owns of record no shares of Common Stock of the Issuer. Triton is the beneficial owner of 400,000 shares of Common Stock of the Issuer that are obtainable upon conversion of the $40,000 balance remaining under the Convertible Note, as amended on February 15, 2005 (the "Conversion Shares").



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ITEM 4.           PURPOSE OF TRANSACTION.
-----------------------------------------

         Triton intends to review its holdings, if any, with respect to the Issuer on a continuing basis. Depending on its evaluation of the Issuer's prospects, and upon future developments (including, but not limited to, market prices of the Issuer's Common Stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), Triton may acquire the Conversion Shares and sell all or a portion of the Conversion Shares.

         Except as provided above, Triton has no present plans or proposals which relate to, or would result in, any of the matters enumerated in subsections (a) through (j), inclusive, of Item 4 of Schedule 13D. Triton may, at any time and from time to time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
-------------------------------------------------------

                  (a) At the present time, Triton owns of record no shares of Common Stock of the Issuer. If Triton acquired the Conversion Shares, at the present time those shares would comprise approximately 0.03% of the Issuer's outstanding shares of Common Stock (the only class of equity securities presently outstanding).

                  (b) Upon any acquisition of the Conversion Shares, Triton will hold sole voting and dispositive power with respect to such shares.

                  (c) Except as described above, Triton has engaged in no transactions with respect to the Issuer's Common Stock in the past sixty days.

                  (d) Not applicable.

                  (e) Triton ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock on February 15, 2005.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
------------------------------------------------------

         Except as listed in Item 7 below or in Item 7 of Triton's Amendment No.1 to its filing on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Triton and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
---------------------------------------------------

         The following exhibit is attached hereto:

         (a) Amendment to Convertible Promissory Note dated February 15, 2005, between the Issuer and Triton.




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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: February 16, 2005

                                        Triton Private Equities Fund, L.P.

                                        By: Triton Capital Management, L.L.C.,
                                            General Partner

                                            By: /s/ LAWRENCE SHATSOFF
                                                --------------------------------
                                                Lawrence Shatsoff, Member



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EXHIBIT  7(A)
                                  AMENDMENT TO
                           CONVERTIBLE PROMISSORY NOTE

         This Amendment to Convertible Promissory Note (the "Amendment") is entered into on February 16, 2005 (the "Effective Date"), by and between Triton Private Equities Fund, L.P. ("Payee") and Nurescell Inc. ("Maker").

         A. Maker and Payee have previously entered into a Convertible Promissory Note dated March 21, 2003 (the "Note") under which the amount currently owed to Payee is $40,000.

         B. Maker and Payee now desire to amend the Note as set forth herein.

         NOW, THEREFORE, in consideration of their respective promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties hereby agree as follows:

         1. AMENDMENT TO THE NOTE. The first three paragraphs of the Note are hereby deleted in their entirety and replaced with the following:

         "FOR VALUE RECEIVED, Nurescell Inc. ("Maker") hereby promises to pay in lawful money of the United States, in immediately available funds, to Triton Private Equities Fund, L.P. ("Payee"), or order, at 225 North Market Street, Suite 333, Wichita, Kansas, or at such other place as may be designated in writing by the holder of this Convertible Promissory Note (the "Note"), the aggregate principal amount of $40,000.00, together with interest thereon calculated and payable as set forth below. This Note is not a "purchase money" obligation.

         The aggregate principal amount of this Note shall bear interest at the rate of ten percent (10%) per annum. The aggregate principal amount hereof, plus all accrued interest, shall be paid in full on February 16, 2006 (the "Maturity Date"). Maker shall have no right to voluntarily pay all or any portion of this Note prior to the Maturity Date.

         Payee shall be entitled, at its option at any time prior to the full payment of this Note, to convert the entire principal amount of this Note, and accrued interest thereon, into 400,000 shares of Maker's common stock, with the number of such shares to remain constant despite any reverse or forward stock split which may occur prior to the date of conversion. Notice of such conversion shall be in the form of the attached Exhibit "A." Within ten (10) days after receipt of a conversion notice, Maker shall deliver a certificate or certificates for the 400,000 shares of common stock bearing a restrictive legend in substantially the same form as appears at the top of this Note."

         2. REPLACEMENT OF EXHIBIT "A". The existing Exhibit "A" to the Note is hereby deleted in its entirety and replaced with the following:

                              NOTICE OF CONVERSION

         As of the date written below, the undersigned hereby irrevocably elects to convert the entire principal amount and accrued interest of the Convertible Promissory Note dated March 21, 2003, as amended (the "Note"), into shares of common stock of Nurescell Inc.(the "Company") as provided in the Note (the "Conversion Shares"). If any portion of the Conversion Shares are to be issued to a person other than the undersigned, the undersigned agrees to pay all applicable transfer taxes with respect thereto.

         The undersigned represents and warrants that all offers and sales by the undersigned of the Conversion Shares shall be made pursuant to registration of the same under the Securities Act of 1933, or pursuant to an exemption from registration under the Securities Act of 1933. The undersigned acknowledges that the Conversion Shares shall if (and only if) required by law contain the legend set forth at the top of the Note.



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Conversion Date: ________________________________

Number of Shares to be Issued: _______________________________

Holder (Print True Legal Name): ___________________________________

By: _________________________________________________________________
    (Signature of Duly Authorized Representative of Holder)

Address of Holder: _______________________________________
                   _______________________________________
                   _______________________________________
                   _______________________________________

         3. RATIFICATION OF REMAINING TERMS. Except as expressly set forth in this Amendment, all of the terms and provisions of the Note shall remain in full force and effect.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized persons on the date first written above.

                                          Nurescell Inc.

                                          By: ____________________________
                                              Larry Shatsoff, President

                                          Triton Private Equities Fund, L.P.
                                          By: Triton Capital Management, L.L.C.,
                                              General Partner

                                          By: ____________________________
                                              John C. Tausche, Member







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